EXHIBIT (a)(5)(C)
CLRO LOGO
PRESS RELEASE

                                                                                Contacts:       ClearOne Communications, Inc.
                                                                                        Investor Relations
                                                                                        (801) 303-3555

CLEARONE ANNOUNCES FINAL RESULTS OF TENDER OFFER

Salt Lake City, UT –September 23, 2008 – ClearOne (NASDAQ: CLRO) today announced the final results of its modified Dutch auction tender offer, which expired at 12:00 midnight, Eastern Time, on Tuesday, September 16, 2008.

ClearOne has accepted for purchase 1,342,620 shares of its common stock at a price of $5.00 per share, for a total cost including fees of approximately $6.75 million.  These shares represent approximately 13 percent of shares outstanding.

The depositary will promptly pay for the shares accepted for purchase.  With completion of the tender offer, ClearOne now has approximately 8,888,000 shares of common stock outstanding.

About ClearOne
ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications.  The reliability, flexibility, and performance of ClearOne’s comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication.  For more information, visit ClearOne’s website at www.clearone.com.